SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement

Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nuevo Energy Company

(Name of Subject Company (Issuer))

Nuevo Energy Company

(Name of Filing Person (Issuer))

Options to Purchase Common Stock, par value $0.01 per share

Restricted Common Stock, par value $0.01 per share

(Title of Class of Securities)

670509108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bruce K. Murchison

Vice President and General Counsel

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

Telephone: (713) 652-0706

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

George G. Young, III

Haynes and Boone, LLP

1000 Louisiana, Suite 4300

Houston, Texas 77002-5012

Telephone: (713) 547-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 12, 2004, as amended by Amendment No. 1 filed April 12, 2004 and Amendment No. 2 filed April 15, 2004, by Nuevo Energy Company, a Delaware corporation (“Nuevo”), relating to the offer by Nuevo (the “Offer”) to purchase all outstanding options to acquire Nuevo common stock, vested and unvested (the “Options”).

Item 6.	Purposes of the Transaction and Plans or Proposals; Item 8. Interest in Securities of the Subject Company

Items 6 and 8 are hereby amended by adding thereto the following:

The period for calculating the market price of Nuevo common stock in connection with the Offer ended at the close of trading on the New York Stock Exchange on May 12, 2004. For purposes of the Offer, the market price of Nuevo common stock is hereafter fixed at $34.35 per share, calculated as the average closing sales prices of Nuevo common stock for the ten consecutive trading days ending on the second trading day before the closing date of Nuevo’s merger with Plains Exploration & Production Company (“Plains”).

At the effective time of Nuevo’s merger with Plains, Nuevo intends to promptly pay each holder of Options the difference between $34.35 and the exercise price of the Option for each Option validly tendered and not withdrawn. All remaining Options not tendered into the Offer will be converted into (i) an option to purchase that number of shares of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of the Option by 1.765, (ii) at an exercise price per share equal to the per share exercise price of the Option divided by 1.765, and (iii) otherwise having the same terms and conditions as the Option.

Item 12.	Materials to be Filed as Exhibits.

Item 12 is hereby amended by adding thereto the following:

(a	)(5)	Press Release Issued by Nuevo Energy Company, dated May 12, 2004.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2004	NUEVO ENERGY COMPANY

	By:	/S/ MICHAEL S. WILKES

Michael S. Wilkes Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press Release issued by Nuevo Energy Company, dated May 12, 2004.

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